Exhibit 99.1

ENERFLEX LTD. AMENDS RECORD DATE FOR DIVIDEND PAYABLE ON JANUARY 12, 2023

NEWS RELEASE

CALGARY, Alberta, November 16, 2022 — In observance of U.S. federal holidays, Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex”) has amended the record date for its dividend payable on January 12, 2023 (the “Payment Date”), from November 24, 2022 to November 29, 2022. The ex-dividend date has also been amended, from November 23, 2022 to November 28, 2022. The dividend amount of $0.025 per share and the Payment Date are unchanged.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in more than 100 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, New Zealand, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President &	Senior Vice President &	Vice President,
Chief Executive Officer	Chief Financial Officer	Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953